UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*

___________________________________________
F45 Training Holdings Inc.
(Name of Issuer)
Common Stock, par value $0.00005 per share
(Title and Class of Securities)
30322L101
(CUSIP Number)
Anthony Pasqua
Kennedy Lewis Management LP
225 Liberty Street, Suite 4210
New York, NY 10281
(212) 782-3480
Daniel I. Fisher
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 21, 2023
(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D
CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,061,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,061,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,061,993
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.5%
(14)	Type of Reporting Person (See Instructions): PN, IA

Schedule 13D
CUSIP No. 30322L101

(1)	Name of Reporting Persons: KLM GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,061,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,061,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,061,993
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.5%
(14)	Type of Reporting Person (See Instructions): OO, HC

Schedule 13D
CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Investment Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,061,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,061,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,061,993
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.5%
(14)	Type of Reporting Person (See Instructions): OO, HC

Schedule 13D
CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Investment Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,109,759
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,109,759
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,109,759
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.2%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D
CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Investment Holdings II LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 11,952,234
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 11,952,234
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,952,234
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.3%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D
CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,109,759
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,109,759
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,109,759
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.2%
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D
CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,109,759
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,109,759
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,109,759
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.2%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D
CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund II LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 9,728,141
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 9,728,141
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,728,141
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 10.0%
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D
CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis GP II LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 9,728,141
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 9,728,141
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,728,141
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 10.0%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D
CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund III LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,224,093
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,224,093
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,224,093
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.3%
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D
CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis GP III LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,224,093
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,224,093
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,224,093
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.3%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D
CUSIP No. 30322L101

(1)	Name of Reporting Persons: Darren Richman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,061,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,061,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,061,993
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.5%
(14)	Type of Reporting Person (See Instructions): IN, HC

Schedule 13D
CUSIP No. 30322L101

(1)	Name of Reporting Persons: David Chene
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,061,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,061,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,061,993
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.5%
(14)	Type of Reporting Person (See Instructions): IN, HC

AMENDMENT NO. 5 TO SCHEDULE 13D

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Kennedy Lewis Management LP (the “Adviser”), KLM GP LLC (“KLM”), Kennedy Lewis Investment Management LLC (“Kennedy Lewis Investment Management”), Kennedy Lewis Investment Holdings LLC (“Holdings I”), Kennedy Lewis Investment Holdings II LLC (“Holdings II”), Kennedy Lewis Capital Partners Master Fund LP (“Master Fund I”), Kennedy Lewis GP LLC (“Fund I GP”), Kennedy Lewis Capital Partners Master Fund II LP (“Master Fund II”), Kennedy Lewis GP II LLC (“Fund II GP”), Kennedy Lewis Capital Partners Master Fund III LP (“Master Fund III”), Kennedy Lewis GP III LLC (“Fund III GP”), Darren Richman and David Chene (collectively, the “Reporting Persons”) on August 31, 2022, as amended by Amendment No. 1 filed on September 30, 2022, Amendment No. 2 filed on October 18, 2022, Amendment No. 3 filed on February 15, 2023, and Amendment No. 5 filed on May 26, 2023. This Amendment No. 5 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On July 21, 2023, the Board of Directors (the “Board”) of F45 Training Holdings Inc. (the “Issuer”) expanded the size of the Board from 11 directors to 13 directors.  To fill one of the vacancies created by the expansion, the Board elected Richard Monje, Managing Director and the Head of Legal Affairs and Strategy of the Adviser, to the Board, effective immediately.  Mr. Monje will serve as a Class I director until the Issuer’s 2025 Annual Meeting of Stockholders and until his successor is duly elected and qualified.  Mr. Monje will not receive compensation for service as a non-employee director of the Issuer.

Amendment to Letter Agreement

On July 13, 2023, the Issuer, Master Fund II and Master Fund III entered into a second amendment to the Letter Agreement (the “Second Amendment to the Letter Agreement”) extending the amount of time for the Issuer to identify a Chief Financial Officer candidate to no later than 240 days following the effective date of the New Credit Agreement; provided, that if the Issuer is using commercially reasonable efforts to identify a CFO candidate, then such 240-day period shall be automatically extended by a single additional 15 days upon notice from the Issuer to Master Fund II and Master Fund III.

The foregoing description of the Second Amendment to the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amendment to the Letter Agreement, which is incorporated by reference as Exhibit 99.1 and is incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

The Second Amendment to the Letter Agreement is incorporated by reference as Exhibit 99.1 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1
Amendment No. 2 to Letter Agreement, dated July 13, 2023, by and among F45 Training Holdings Inc., Kennedy Lewis Capital Partners Master Fund II LP, and Kennedy Lewis Capital Partners Master Fund III LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 14, 2023).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of July 27, 2023
KENNEDY LEWIS MANAGEMENT LP

By:	KLM GP LLC, its general partner

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KLM GP LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS INVESTMENT MANAGEMENT LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KENNEDY LEWIS INVESTMENT HOLDINGS LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS INVESTMENT HOLDINGS II LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND LP

By:	Kennedy Lewis GP LLC, its general partner
By:	Kennedy Lewis Investment Holdings LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP LLC

By:	Kennedy Lewis Investment Holdings LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND II LP

By:	Kennedy Lewis GP II LLC, its general partner
By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP II LLC

By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND III LP

By:	Kennedy Lewis GP III LLC, its general partner
By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP III LLC

By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

By:	/s/ Darren Richman

By:	/s/ David Chene